Exhibit 99.1

7 January 2011

Ms. E. Harris

Senior Adviser, Listings (Perth)

ASX Compliance Pty. Ltd.

Level 8, Exchange Plaza

2 The Esplanade

Perth W.A. 6000

Dear Ms. Harris,

RESPONSE TO PRICE QUERY

We refer to your letter dated 7 January 2011 entitled Price Query and provide the following responses to the questions raised in your letter. We have responded to your questions as numbered in your letter.

1.               Genetic Technologies Limited (the “Company”) is not aware of any information concerning it that has not been announced which, if known, could be an explanation for the recent increased prices of, and trading levels in, the ordinary shares of the Company.

2.               Not applicable.

3.               While the Company is not aware of any information that should be announced to the Market as at the date of this letter, we advise that its Chief Executive Officer, Dr. Paul MacLeman, gave an interview to Sky Business News’ Summer Money program at 7.30 pm (AEST) yesterday. A copy of the transcript from this interview is attached to this letter and we advise that the full interview is available on the Company’s website. This interview forms part of a recent increase in the Company’s investor relations activity generally.

4.               We confirm that the Company is in compliance with the Australian Securities Exchange Listing Rules and, in particular, Listing Rule 3.1.

We trust that the above is satisfactory. However, should you have any further questions, please do not hesitate to contact us.

Yours sincerely,

GENETIC TECHNOLOGIES LIMITED

/s/ Thomas G. Howitt

Company Secretary

Genetic Technologies Limited • ABN 17 009 212 328 • Email askus@gtglabs.com • Website www.gtglabs.com • Phone +61 3 8412 7000 • fax +61 3 8412 7040
Registered Office 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Station :	Sky Business News	Program :	Summer Money

Location :	Sydney	Producer :

Aired On :	6/01/2011 7:30:51 PM	Duration :	8 mins 55 secs

Compere :	Compere	Summary ID :	S00042004609

Interviewees :	Paul McLeman, CEO, Genetic Technologies

Host says scientists continue to explore human genetic makeup in the hope of predicting the likelihood of many diseases. She says a company at the forefront of this is Genetic Technologies, which holds the legal rights across 24 countries for the use of non-coded DNA for analysis. She welcomes Genetic Technologies CEO Paul McLeman to discuss what is in store for 2011. McLeman gives an explanation of non-coded DNA. Host questions him on the controversy that came to the fore a couple of years ago after the company tried to shut down testing for a couple of cancers by public laboratories. McLeman says the issue is now behind the company, and it did not relate to their own patents. Host says there is a bill before parliament now brought in by NSW Liberal Senator Bill Heffernan that says biological material cannot be patented, and questions whether this will affect the company in 2011 and going forward. McLeman says Genetic Technologies has always abided by current patent laws, but they welcome the clarification of the issue that will come about with debate. He discusses current projects relating to breast cancer genes. He discusses the company share price.

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